SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE REPORTS Q4-2016 AND FISCAL 2016 FINANCIAL RESULTS

May 02, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q4-2016 and the full 2016 fiscal year, ended December 31, 2016. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete audited financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Corporate 2016 Highlights

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A record 314 deals were sold in 2016, the highest number in the company's history and 25% higher than 2015 (251 deals sold). The average campaign size for 2016 stood at $40,735 which is a slight improvement to 2015 of $40,100.

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99 programs were running concurrently at one point in 2016, a new record for the company, reflecting the scalability of the company's platform and operations.

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The Company completed integration activities related to acquisitions carried out in 2015 putting it on the path to accrue over US $2.0 million in annual cost savings. The full benefit of these cost reductions began accruing to the company in the second half of 2016.

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The Company focused on improving the margin of its products, resulting in an 11% increase in gross margins from 55% for the full year 2015 to 66% in 2016.

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The Company continued to attract larger and longer term contract sales and as a result Snipp’s bookings backlog (programs that had been sold, but whose revenues had not yet been recognized) grew substantially. On January 1, 2016, this metric stood at $0.7MM, but on January 1, 2017, the bookings backlog had increased to just over $4MM – a 471% improvement.

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The Company officially launched SnippLoyalty Base in Q4 of 2016. SnippLoyalty Base is a low-cost, loyalty-in-a-box solution tailor-made for consumer packaged goods (CPG) and multichannel brands. The new product is an entry-level loyalty platform that incorporates the Company’s market-leading receipt processing capabilities and world-class rewards solution. The solution allows CPG brands to migrate from running a single promotion at a time to running a continuous loyalty program, supporting multiple promotions over time. During the quarter, the Company also signed on five well known consumer brands to run programs on the new platform.

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The Company was ranked 49th on Deloitte’s Technology Fast 500™, a ranking of the 500 fastest growing technology, media, telecommunications, life sciences and energy tech companies in North America. Technology Fast 500 award winners are selected based on percentage fiscal year revenue growth from 2012 to 2015. Snipp Interactive grew 2223% percent during this period.

Q4-2016 and full Fiscal 2016 Ended December 31, 2016 Financial Summary

(Refer to Non-GAAP Measures, Gross Margin, EBITDA discussion below)

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Q4 2016 revenue was 62% higher than revenue in Q4 2015 (US $2.98 million vs US $1.84 million) while Gross Margins remained consistent at 61% for Q4 2016 compared to 63% for Q4 2015.

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Revenue for the full fiscal year 2016 was US $11.2 million with a gross margin of 66% compared to the full fiscal year 2015 of US $11.8 million with gross margin of 55%.

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The Company continued focusing on cost improvements from its integration efforts, resulting in Q4 2016 salaries and compensation expenses decreasing by approximately US $0.9 million or 27% compared to Q4 2015 and Q4 2016 general and administrative expenses decreasing by approximately US $87,000 or 19% compared to Q4 2015.

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Q4 2016 EBITDA loss was $-1.3MM, a 58% improvement from Q4 2015 and 47% from Q1 2016.

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Sales bookings for Q4 2016 were US $2.8 million with estimated margins of over 70%. This represented a 55% improvement in bookings in comparison to Q4 of 2015

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Sales bookings for the full year 2016 totaled US $12.7 million in comparison to US $11.9 million for the full year 2015, a 6.7% improvement

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The current sales pipeline stands at $22.1 million as of March 31st, 2017.

"Our Q4 results for 2016 showed impressive growth in sales compared to the same period last year. More importantly, we now have the ability to sell a complete suite of products to our clients to help them achieve their marketing objectives and understand the path to purchase for their end customers," said Atul Sabharwal, CEO of Snipp. “Having completed a major phase of investment in engineering and product development, our plan in the coming quarters is to focus on our sales and marketing efforts with the singular goal of rapidly reaching cash flow breakeven and profitability.”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

	Three months ended December 31, 2016	Three months ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
	USD	USD	USD	USD
Revenue	$2,985,774	$1,843,570	$11,223,727	$11,890,231
Less:
Campaign infrastructure	$1,171,244	$687,044	$3,808,736	$5,367,648
Gross Margin	$1,814,530	$1,156,526	$7,414,991	$6,522,583

The following are calculations of Gross Margin:

For More Information

CONFERENCE CALL DETAILS:

In conjunction with this announcement, Snipp management will host a conference call and live webcast for analysts and investors on Tuesday, May 2, 2017 at 12:00 p.m. (noon) Eastern Time to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 888- 397-5335, Conference ID 5129574. International parties should call 719-325-2227 using the same access code 5129574. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the “Investors” section of the Company’s website under “Presentations” at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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